EXHIBIT 99.1

Performance Sports Group Appoints Amir Rosenthal President, PSG Brands
Current Chief Financial Officer to Oversee All Business Units To Ensure Continued Growth

EXETER, N.H.  – May 28, 2015 – Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG), a leading developer and manufacturer of high performance sports equipment and apparel, today announced that it has appointed Amir Rosenthal to the newly created position of President, PSG Brands.  Beginning June 1, Rosenthal will oversee all seven brands under the Performance Sports Group portfolio, including BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON. Rosenthal will be responsible for the day-to-day oversight of each brand’s business, while Kevin Davis will remain Chief Executive Officer of Performance Sports Group.

Rosenthal, the current Chief Financial Officer and Executive Vice President Finance & Administration, has been with the Company since 2008. In his role as CFO, Rosenthal was instrumental in implementing PSG’s successful growth strategy and leading the Company’s initial public offering on the Toronto Stock Exchange in 2011 as well as the U.S. listing on the New York Stock Exchange nearly a year ago. Prior to joining the Company, Rosenthal was the Vice President, Chief Financial Officer, General Counsel and Secretary of Katy Industries, Inc. and held numerous senior-level positions with Timex Group Limited from 1989-2001.

As a result of Rosenthal’s appointment to President, PSG Brands, Davis will now be able to focus all of his attention on strategy, acquisitions, enhancing the platform functions that support the PSG brands, and meeting the increasing demands of our investors and analyst community.

“The creation of the role of President, PSG Brands aligns all of our brands under a single executive ensuring the proper focus and attention they deserve to drive future growth and allows my role as CEO to focus more on growth strategy, acquisitions and the demands of the public markets,” Davis said. “Amir has been instrumental in building this company into what it is today. Since joining our team in 2008, Amir has demonstrated a positive combination of intelligence, integrity, and leadership that makes him a perfect fit for this new, exciting role.”

The Company has partnered with leading executive search firm Korn Ferry to begin the search for a new CFO/Executive Vice President, Finance. Until the position is filled, Rosenthal will retain his current responsibilities.

“I look forward to taking on this new position and know that this strategic change in our executive team structure will make us an even stronger company in the future,” Rosenthal said. “By consolidating the management oversight of each business, we can better serve the needs of each brand and continue our goal of delivering high-performing products to hockey, baseball, softball, lacrosse and soccer athletes around the world.”

In addition to Rosenthal’s appointment, the Company also announced that Troy Mohns will take on the role of Executive Vice President, M&A/Corporate Strategy focusing exclusively on acquisition opportunities and corporate strategy with Davis and the board of directors.

Performance Sports Group also announced that it will commence a search for Vice President, Apparel and Vice President, Soccer & Lacrosse, both newly created positions.

“Our apparel business is the fastest growing part of our portfolio and it is essential that we structure our organization to meet the current apparel needs of all our brands as we build the foundation for future growth,” Davis said. “In addition, by creating a dedicated leader to oversee both our lacrosse and soccer businesses, we are confident that we can further accelerate the growth of those businesses.”

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Company Contact:
Amir Rosenthal
Chief Financial Officer
Tel 1-603-610-5802
investors@performancesportsgroup.com

Investor Relations:
Liolios Group Inc.
Scott Liolios or Cody Slach
Tel 1-949-574-3860
PSG@liolios.com

Media Contact:
Steve Jones
Sr. Director, Corporate Communications
Tel 1-603-430-2111
media@performancesportsgroup.com